Exhibit 3.1

State of Delaware
Secretary of State
Division of Corporations
CERTIFICATE OF AMENDMENT TO THE	Delivered 04:40 PM 02/25/2016
CERTIFICATE OF INCORPORATION	FILED 04:40 PM 02/25/2016
OF LABSTYLE INNOVATIONS CORP.	SR 20161181589 - File Number 5023353

The undersigned, for the purposes of amending the Certificate of Incorporation of LabStyle Innovations Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The Board of Directors of the Corporation (the “Board”) duly adopted, in accordance with Section 141(f) of the DCGL by unanimous written consent of the Board on April 24, 2015, a resolution proposing and declaring advisable the following amendment to restate Article FOURTH, Section 2 of the Certificate of Incorporation of said Corporation:

“Except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Except as otherwise required by law or this Certificate of Incorporation of the Corporation, each holder of Common Stock is entitled to one vote for each share of Common Stock held of record by such holder with respect to all matters on which holders of Common Stock are entitled to vote. Subject to the Delaware General Corporation Law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors of the Corporation (the “Board of Directors”) in its discretion shall determine. Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock, as such, shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them. Upon the effectiveness of the amendment to the certificate of incorporation containing this sentence (the “Split Effective Time”), each share of the Common Stock issued and outstanding immediately prior to the date and time of the filing hereof with the Secretary of State of Delaware shall be automatically changed and reclassified into a smaller number of shares such that each eighteen (18) shares of issued Common Stock immediately prior to the Split Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, there shall be no fractional shares issued and, in lieu thereof, a holder of Common Stock on the Split Effective Time who would otherwise be entitled to a fraction of a share as a result of the reclassification, following the Split Effective Time, shall receive a full share of Common Stock upon the surrender of such stockholders' old stock certificate. No stockholders will receive cash in lieu of fractional shares.”

SECOND: The holders of a majority of the issued and outstanding voting stock of the Corporation have voted in favor of said amendment at an annual meeting of said Corporation’s stockholders duly called and held upon notice in accordance with Section 222 of the DGCL.

THIRD: The aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH: The aforesaid amendment shall be effective as of 9:00 A.M. Eastern Time on February 26, 2016.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Certificate of Incorporation of the Corporation to be duly executed by the undersigned this 25th day of February 2016.

LABSTYLE INNOVATIONS CORP.

By:	/s/ Zvi Ben David
Name: Zvi Ben David
Title: Chief Financial Officer